
150101



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Avalon Oil & Gas, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The series of Preferred Stock of the Corporation created pursuant to this Certificate of Designation shall be designated the Series B Convertible Preferred Stock, and the authorized number of shares constituting such series shall be Two Thousand (2,000). The face amount of each share of the Series B Convertible Preferred Stock shall be One Thousand Dollars ($1,000), which on an aggregate basis shall equal Two Million Dollars ($2,000,000).

The Holders shall be entitled to receive, when and as authorized by the Board of Directors, dividends at a rate equal to Eight Percent (8%) per annum payable in cash. Such Dividends shall accrue from the date upon which the Corporation receives the subscription funds for the Series B Preferred Stock, and shall be payable annual in arrears on January 15th of each year. The Series B Convertible Preferred Stock shall have no voting rights, and may be redeemed by the Corporation without written consent of the Holders.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X _____
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09